17009874

17009875

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sidoti & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, 4th Floor
(No. and Street)

New York	New York	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RotenbergMeril
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue, 25th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Peter Sidoti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sidoti & Company, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA BERRIOS
Notary Public, State of New York
Qualified in New York County
Reg. No. 01BE4964067
My Commission Expires 03-19-2018

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIDOTI & COMPANY, LLC

CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sidoti & Company, LLC

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company"), as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 24, 2017

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash and cash equivalents	$	4,173,741
Restricted Cash		518,665
Total Cash and cash equivalents		4,692,406
Receivables from clearing brokers, including clearing deposits of $165,000		1,223,591
Investment banking fees receivable		116,000
Note Receivable		250,000
Research fees receivable		160,620
Property and equipment, net		119,185
Prepaid expenses and other assets		199,242
Total Assets	$	6,761,043
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Bonuses payable	$	36,605
Commissions payable		301,815
Deferred Conference Fees		90,000
Deferred Revenue		250,000
Deferred Research Revenue		24,000
Deferred Rent		17,791
Due to Parent		8,000
Accounts payable and accrued expenses		620,722
Total liabilities		1,348,932
Member's equity		5,412,111
Total Liabilities and Member's Equity	$	6,761,043

See accompanying notes to financial statements

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware single member limited liability company formed on March 1, 1999. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment and financing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Agency ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). In addition, the Company is a member under the Ontario Securities Commission. The Company operates as an introducing broker and does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts for customers. All customer transactions are cleared through the Company's clearing broker-dealer on a fully-disclosed basis. The Company is wholly-owned by Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC"), formed on March 1, 1999.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Certain financial statements amounts may not add or agree due to rounding.

These financial statements were approved by management and available for issuance on February 24, 2017. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers investments in money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	**Estimated Useful Life**
Office equipment and computer software costs	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition from Research Income

The Company records income from research services at the time there is persuasive evidence of an arrangement, the services have been rendered, the revenue is fixed or determinable and collectability is reasonably assured. The Company currently generates revenues from research activities through three types of arrangements. First, a client may issue a cash payment directly to the Company for access to research. Second, the Company has entered into third party arrangements in which institutional clients execute trades with a limited number of brokers and instructs those brokers to issue a cash payment to the Company. In these arrangements, the amount of the fee is determined by the client on a case by case basis, agreed to by the Company and an invoice is sent to the payor. For the first and second types of arrangements, revenue is recognized and an invoice is sent once an Arrangement exists, access to research has been provided, a specific amount is fixed or determined, and collectability is reasonably assured. None of these arrangements obligate clients to a fixed amount of fees for research, either through trading commissions or direct or indirect cash payments, nor do they obligate the Company to provide a fixed quantity of research or execute a fixed number of trades. Furthermore, the Company is not obligated under any arrangement to make commission payments to third parties on behalf of clients. The third source is revenue from alpha capture arrangements in which the Company participates. Revenue from these transactions are determined by the alpha capture sponsor and recognized upon receipt.

Revenue Recognition from Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded in accordance with the terms of the investment banking agreements. Investment banking revenues are recognized when the offering is deemed complete and is presented net of estimated related expenses. On final settlement, typically within 90 days from the trade date of the transaction, the Company adjusts these amounts to reflect the actual transaction-related expenses and resulting investment banking fee.

Revenue Recognition from Seminar and Conference Income

Seminar and conference income is recognized when earned. Advances received which are related to seminar and conference income are deferred until earned.

Revenue Recognition from Company Sponsored Research and Deferred Research Revenue

In 2016 the Company began a company-sponsored research business, in which, research coverage is paid for by the issuer which is the subject of the research. Contracts provide for the payment of fees prior to the publication of research reports, resulting in deferred research revenue. The Company is contractually obligated to publish four reports pursuant to its contracts with issuers, and recognizes 25% of the total value of the contractual fee upon the publication of each of those four reports.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of business and summary of significant accounting policies (continued)

Receivable from Clearing Broker

The Company clears customer transactions through another broker-dealer on a fully-disclosed basis. At December 31, 2016, the receivable from clearing brokers consisted mainly of commissions related to securities transactions.

Note Receivable and Deferred Revenue

The Company was issued a note in the amount of $250,000 on March 17, 2015. The principal balance of the note and all interest thereon is due and payable on March 17, 2017. Interest on the unpaid balance of the note compounds and accrues at the annual Applicable Federal Rate ("AFR") as published by the Internal Revenue Service until the principal amount of the note and all accrued interest thereon has been paid in full. The principal balance of the note and all interest accrued thereon shall be deemed paid by 100% of any amounts paid to the Company by the note's maker as compensation (but excluding expense reimbursements) in connection with any public or private offering under taken: (i) by the note's maker or its affiliates; (ii) any of the stockholders of the note's maker prior to the initial public offering of note's maker or any of the respective affiliates; or (iii) any Founder Members (as defined) or any of their respective affiliates, in each case prior to March 17, 2017. As the Company may have an obligation to perform future services in connection with collecting principal and interest on the note, the timing of which cannot be determined, recognition of revenue from the note has been deferred until the earlier of: (a) such time as services have been provided; or (b) the maturing date of the note.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts if necessary, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was deemed necessary.

Research Fees Receivable

Research fees receivable is comprised of receivables from the Company's research transactions. No allowance for doubtful accounts was deemed necessary.

Income Taxes (Due to Parent)

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding, LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company using the separate return method, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2016, the Company recorded UBT expenses of $8,000 in the Statement of Operations and the liability on the company's Statement of Financial Condition reflected under the caption Due to Parent.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Holding LLC files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, Holding LLC is no longer subject to income tax examinations by major taxing authorities for years before 2013. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was $4,048,400 which was $3,948,400 in excess of its minimum requirement of $100,000.

Under the clearing arrangement with the clearing broker-dealer, the Company is required to maintain a certain minimum level of net capital. At December 31, 2016, the Company was in compliance with such requirement.

3. Commitments and Contigencies

Operating Leases

The Company is obligated under various operating lease and sublease agreements for their office locations, database management systems and certain data services, which expire through November 2018. The office leases contain escalation clauses based on increased costs incurred by the landlord, and the Company records the differences between amounts charged to operations and amounts paid as deferred rent. The Company is also obligated under various contracts for certain data services on a year-to year basis.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2016, are as follows:

Year Ending December 31,	
2017	$ 423,096
2018	83,900
	$ 506,996

Borrowings

In February 2013, the Company entered into a line of credit financing agreement with its bank which expired in April 2014. The Company amended the agreement with the bank in March 2014 to extend the expiration date until May 2015 and subsequently amended it twice to extend the expiration date until May 2016 and May 2017, respectively. The financing provided the Company with a secured revolving credit loan in the aggregate principal of $2,000,000. The line of credit is secured by substantially all of the assets of the Company and a guarantee from the managing member of Holding LLC. The loan bears interest at a minimum of 4%. As of December 31, 2016, the Company had no borrowings under the line of credit agreement.

In June 2014, the Company entered into a master letter of credit agreement and loan agreement with a financial institution for the purposes of obtaining a standby letter of credit to secure the sublease for our headquarters. The standby letter of credit, in the amount of $519,000, is subject to a 1.0% annual fee. If the Company does not make payments under the agreements to the financial institution when they are due, such payments will be subject to a default interest rate of 4% greater than the floating rate of 2% above the Wall Street Journal Prime Rate. The agreements will remain outstanding so long as the Company has an obligation under the agreements to the financial institution. The standby letter of credit is secured by a pledge of the Company's assets and a personal guarantee from the managing member of Holding LLC.

4. Off-balance-sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. At December 31, 2016, the receivables from the clearing brokers' represents commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at

4. Off-balance-sheet risk and concentrations of credit risk (continued)

all times, a clearing deposit of not less than $165,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains principally all its cash and cash equivalents in two financial institutions, which generally exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company's exposure is solely dependent upon daily bank balances and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2016, amounts in excess of insured limits were $4,192,406.

5. Property and equipment

Details of property and equipment at December 31, 2016 are as follows:

Office equipment	$ 1,342,753
Furniture and fixtures	213,380
Computer software	342,387
Leasehold improvements	462,885
	2,361,405
Less accumulated depreciation and amortization	2,242,219
	$ 119,186

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Retirement plan

The Company has a retirement plan ('the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan.

8. Subsequent Events Disclosure

On February 10, 2017, the Company signed and agreed on a sublease with an expiration date of September 14, 2020. The current sublease will terminate on March 31, 2017. The new sublease will have an annual fixed rent of $416,860 with an escalation rate of 3% per year above the amount of the fixed rent. The first ninety days of occupancy shall be provided on a rent free basis.

9. Contingencies

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.

10. Due to Parent

As of January 1, 2016, the Company was indebted to the Parent for $225,860 for certain expenses related to a potential initial public offering ("IPO"). As the Parent paid the expenses during the year, it was to be reimbursed by the Company. During the year ended December 31, 2016, the Company reimbursed the Parent for this amount in full. As of December 31, 2016, the Company was indebted to the Parent for $8,000 for UBT Taxes.

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM THEREON)

DECEMBER 31, 2016

Sidoti & Company, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2016

Sidoti & Company, LLC

DECEMBER 31, 2016

Table of Contents

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

To the Member of
Sidoti & Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016 which were agreed to by Sidoti & Company, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7.

The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of checks and banking records, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 24, 2017